June 27, 2013

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 7, 2013
Response dated May 7, 2013
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated June 14, 2013. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 10-Q as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for Fiscal Year Ended December 31, 2012

Continued mortgage foreclosure delays . . . , page 6

1.
We note your response to prior comment 1 and your disclosure that your progress on foreclosure sales in judicial states has been much slower than in non-judicial states. Please provide further context for how much slower your progress on foreclosure sales has been in judicial states, such as the judicial states where you continue to have significant inventory levels highlighted on page 86.

Response: In response to the Staff's comment, we are providing additional context by comparing average foreclosure timelines in the two states in which we have the highest level of nonperforming residential mortgage loans. During the twelve months ended May 31, 2013, we estimate that it took approximately three times as long to complete a foreclosure sale in the largest judicial state as it did in the largest non-judicial state in which we have the highest level of nonperforming loans.

We believe that comparing the average time to complete a foreclosure in these two largest states provides helpful context with respect to the elongated timelines we have experienced in completing

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

foreclosure sales in judicial states compared to non-judicial states.  Providing a comparison of foreclosure timelines across all or multiple judicial versus non-judicial states would be complex and would not provide meaningful context because, among other reasons, each judicial and non-judicial state has different foreclosure processes and procedures.

Failure to satisfy our obligations as servicer . . . , page 7

2.	In addition to the items listed in your response to prior comment 2, please revise future filings to clarify the size of your servicing portfolio.

Response: Beginning with the Form 10-K for the period ended December 31, 2013, we will expand our risk factors to clarify the size of our servicing portfolio.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Consolidated Financial Statements, page 135

Note 3 – Derivatives, page 137

3.
We note you disclose your gross derivative amounts by derivative type and by exchange on pages 137 to 139; however, you disclose the impact of legally enforceable master netting and cash collateral received/paid on an aggregate basis. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to disaggregate the impact of your netting agreements and cash collateral by type of derivative instrument and/or exchange, similar to Example 3 within ASC 210-20-55-22. In this regard, address why you believe that aggregating your netting agreements and cash collateral disclosure for all derivatives does not obscure important differences in the amounts netted against specific types of derivatives reported in your balance sheet. Refer to ASC 210-20-55-18.

Response: We elected not to disaggregate the impact of our netting agreements and cash collateral by type of derivative instrument and/or exchange based on the information we believe is most relevant to the Corporation and how we manage our exposures. We believe the most relevant derivative information is the gross amount of exposure by derivative type, overall netting benefits and where derivatives are transacted (i.e., exchange cleared, over-the-counter and over-the-counter-cleared), which are currently provided in our disclosures.

Additionally, we do not manage our exposures on a disaggregated basis nor do we generate risk management reports that show the exposure on a disaggregated basis by derivative type. Therefore, we elected not to disaggregate the amount of netting agreements or collateral by derivative type in the Form 10-Q for the quarter ended March 31, 2013.

We believe that our offsetting disclosures with respect to type of derivative instrument do not obscure important differences in the amounts netted against specific types of derivatives that would help users of financial statements better understand the entity's financial position (ASC 210-20-55-18) primarily because our disclosures are presented in a manner consistent with how we manage our exposure, which is by counterparty on a portfolio basis. Consistent with our legal contracts, our credit risk management

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

requires that collateral be posted on a net exposure basis across all products. For example, assume the following positions with Counterparty A:

•	Legally enforceable netting agreement such as an ISDA exists between us and Counterparty A

•	Interest rate swap asset of $100 and liability of $80

•	Cross currency swap asset of $80 and liability of $75

•	Credit derivative asset of $20 and liability of $40

Under an ISDA agreement, the net exposure to Counterparty A is a $5 derivative asset and we may require the counterparty to post $5 as collateral (i.e., collateral eligible to net for risk purposes), which is consistent with our risk management reports (e.g., cash collateral payable of $5 offset against the net $5 derivative asset balance). We do not believe that providing the mathematics of how the $5 exposure is derived provides incremental useful information on the level of credit risk.

Another simplified example is where we have an interest rate swap asset of $80 and a credit default swap asset of $20 and receive cash collateral of $85. We would not manage this exposure on an individual product basis, and any allocation of collateral would require an arbitrary decision on how to allocate the collateral between the interest rate swap and the credit default swap. In this scenario, providing an arbitrary allocation could obscure the overall credit risk.

Our current reporting is consistent with industry practice for derivatives transacted under International Swaps and Derivatives Association (ISDA) Credit Support Annex (CSA) agreements, which are cross product collateralized. The net collateral called is calculated on a net basis of all derivative exposures covered under the ISDA/CSA with a particular counterparty. Any allocation of collateral by derivative type would be arbitrary. However, in an effort to improve transparency, we will enhance the Offsetting of Derivatives table beginning with our Form 10-Q to be filed for the quarter ended June 30, 2013 to quantify the impact of legally enforceable master netting agreements and cash collateral based on where the derivatives are transacted (i.e., exchange cleared, over-the-counter and over-the-counter-cleared).

Note 7 – Securitizations and other Variable Interest Entities, page 175

4.
We note your disclosure on page 178 that you transferred servicing for consolidated home equity securitization trusts and recognized a $141million gain as a result. You also state that both your consolidated and unconsolidated home equity loan securitizations have entered a rapid amortization period and that you have an obligation to provide subordinated funding. Please address the following:

•	Tell us whether you still have any obligation to provide funding for those home equity securitization trusts for which you transferred servicing and if so, quantify the amount.

Response: We have an ongoing obligation to provide funding for the three home equity securitization trusts that were deconsolidated to the extent that the underlying home equity lines of credit (HELOCs) still have revolving privileges. As of March 31, 2013, these trusts held receivables generated by 484 HELOCs that still had revolving privileges with an aggregate $9 million of available credit. Based on historical borrower activity, we estimate that we will provide approximately $5 million of funding for these HELOCs. We have established a liability for this amount, for which we do not expect to be reimbursed.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

•	Explain how the subordinated obligation, if any, impacted your conclusion that the transfer qualified for sale accounting.

Response: The obligation to provide subordinated funding was a consideration in our evaluation of the transaction. However, this transaction did not involve a traditional sale of mortgage servicing rights (“MSRs”) in exchange for fair value. Instead, we agreed to resign as servicer at the request of a monoline insurer with which we had previously entered into a settlement agreement. We deconsolidated the trusts because we no longer serviced the underlying HELOCs and, accordingly, we no longer had the power to direct the activities of the trusts that most significantly impact their economic performance.

Following deconsolidation of the HELOC trusts, the MSRs were recorded on the balance sheet with a negative fair value. In determining whether to derecognize the MSRs, we considered the $5 million subordinated funding obligation and the MSRs to be separate units of account. In accordance with the legal agreements that established the trusts, the obligation to provide subordinated funding is not an obligation of the servicer. Instead, it is an obligation of the entity that holds the residual certificates issued by the trusts or, if that entity should fail to provide the required funding, it is an obligation of the sponsor of the trusts. The entities that hold the residual certificates and sponsored the trusts are subsidiaries of the Corporation. The obligation to provide servicing can be transferred separately from the obligation to provide subordinated funding and is therefore considered to be a separate unit of account.

We account for residential mortgage MSRs at fair value, with changes in fair value recorded in earnings. The fair value measurement does not include a component that represents our obligation to provide subordinated funding. This obligation is recorded as a separate liability on the balance sheet and is measured in accordance with ASC 450-20 based on a determination that a liability is probable and estimable.
In determining whether the MSRs should be derecognized as a result of this transaction, we first considered whether the transaction should be evaluated as a transfer of MSRs subject to ASC 860-50-40, which sets forth the criteria by which a transfer of MSRs qualifies as a sale. We concluded that the transaction met the criteria for derecognition set forth in ASC 860-50-40 because, among other things, all required approvals were obtained, title passed to the successor servicer and we did not retain any of the risks and rewards of servicing. However, we did not transfer the MSRs to a third party in exchange for consideration. Instead, we resigned as servicer and transferred servicing responsibilities to a successor servicer selected by the monoline insurer. We therefore concluded that this transaction should be evaluated as the extinguishment of a liability.

The criteria for extinguishment of a liability are set forth in ASC 405-20-40, which states that “a debtor shall derecognize a liability if and only if it has been extinguished.” A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Corporation was legally released from its obligation to service the HELOCs in the first quarter of 2013 when the successor servicer selected by the monoline insurer began to service the HELOCs. The Corporation no longer services the HELOCs nor does it receive any benefits of servicing or retain any

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

servicing obligations or risks. Accordingly, the MSRs were derecognized. We did not derecognize the subordinated funding liability, which was not extinguished.

•
Confirm for those home equity securitizations you transferred (referenced above), that the corresponding assets and liabilities are included with your Unconsolidated VIEs in the table presented on page 178.

Response: The assets and liabilities of those home equity securitizations are included with other unconsolidated VIEs in the table on page 178.

•
We note on page 179 (Credit Card Securitizations) that you transferred $533 million of credit card receivables to a third-party sponsored securitization vehicle. Tell us if you still have any funding obligations related to those credit card receivables subsequent to the transfer.

Response: As of March 31, 2013, we did not service the credit card receivables and we had no obligation to provide funding for newly-generated receivables. We still hold a senior interest in the third-party sponsored securitization vehicle.

Note 19 – Mortgage Servicing Rights, page 227

5.
We note footnote 2 to your rollforward of Mortgage Servicing Rights and that it reflects changes in the modeled MSR fair value due to observed changes in several market factors, including spreads, as well as changes in OAS and prepayment rates. Please tell us and revise your future filings to clarify how the changes reflected in this line item differ exactly from the line items “impact of changes to the prepayment model” and “other model changes.” It would appear that changes in prepayment rates would be included in the $175 million related to the prepayment model and footnote 3 implies that the change in spreads in the market was reflected in the $140 million in other model changes. Also clearly disclose which line item(s) reflect changes in the significant economic assumptions disclosed on pages 227 and 228.

Response: The line item “Impact of changes in interest rates and other market factors” to which footnote 2 refers reflects changes in fair value due to observable inputs including market rates of interest, forward curves and volatility factors as well as changes in the population of underlying mortgage loans, including number of loans, unpaid principal balance and delinquency status.

The line items included within “Model and other cash flow assumption changes” to which footnote 3 refers reflect changes in the relationship between observable inputs and their impact on projected cash flows. We continually track performance to support the soundness of the model by comparing the model's prior predictive behavior to actual behavior, with differences referred to as “model variances”. For example, we observe how prepayment rates vary in response to historical changes in market conditions and we compare those responses to the prepayment rates predicted by our models.  When model variances (that is, variances between model projections and actual behavior) are observed, they are analyzed to determine if they are anomalies or if they indicate that changes should be made to the models. When applicable, the assumptions that drive the calculations in the valuation model are updated (e.g., the model is calibrated) to be more reflective of the observed behaviors. The difference in fair value immediately before and after the model change is considered to be a change in model assumptions. These line items

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

also include the impact of changes in OAS rates. These rates, which are changed infrequently, are not market observable inputs.

The significant economic assumptions disclosed on pages 227 and 228 are the weighted-average OAS and the weighted-average life. As discussed above, the impact of changes in OAS rates are disclosed within “Model and other cash flow assumption changes”. The weighted-average life is not an input to the valuation model and does not drive changes in fair value. Instead, the weighted average life is a product of changes in market rates of interest as well as model changes. We disclose the weighted average life because we believe it provides decision-useful information. We also disclose the sensitivity impact of changes in prepayment rates. To the extent that changes in cash flows, including prepayments, are due to changes in observed market rates of interest, the effect on fair value is included within “Impact of changes in interest rates and other market factors”. To the extent that model changes affect prepayment rates, the effect on fair value is included within “Model and other cash flow assumption changes”.

Beginning with the Form 10-Q to be filed for the quarter ended June 30, 2013, to clarify our disclosure in light of the discussion above, we will remove the reference to OAS rates and prepayment rates from footnote 2 and we will revise footnote 3 to eliminate the reference to changes in spreads in the market. Additionally, we will revise our disclosures to clarify where our significant economic assumptions are reflected.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller
Bank of America Corporation

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP